Department of Environment and Natural Resources (DENR) Mines and Geosciences 2/F J. Fernandez Bldg., MGB Comp., North Avenue Diliman, Quezon City Philippines

License and Permit for Mining and Exploration

Applicant:	Cataca Resources Inc.

Subject Claim:	Lebak gold Claim

Legal Description:	Parcel 069-745-931

Registry:	Sultan Kudarat

As of the 17th of December, 2013, the Department of Environment and Natural Resources Mines and Geosciences, hereby grants an extension of the License and Permit for Mining and Exploration for work to be conducted on the Lebak Gold Claim wholly owned by Cataca Resources Inc., a corporation incorporated in the United States of America.

With issuance of this extension of the license, Cataca Resources Inc. agrees to abide by all Environmental terms and conditions, and guidelines with any and all mining and exploration work the company conducts on the Lebak Gold Claim. Failure to abide by the Environmental terms, conditions and guidelines will result in the immediate cessation of this license and possible fines and/or other remedies at the disposal of the DENR.

This extension shall be valid until the 17th of December, 2014 and must be renewed no later than thirty (30) days prior to the expiration of this license.

/s/ ROBERTA BARRIOS Administrator - DENR